

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170006

DIVISION OF
CORPORATION FINANCE

January 25, 2017

Shelly A. Heyduk
O'Melveny & Myers LLP
sheyduk@omm.com

Re: Alaska Air Group, Inc.
Incoming letter dated January 3, 2017

Dear Ms. Heyduk:

This is in response to your letter dated January 3, 2017 concerning the shareholder proposal submitted to Alaska Air by Steve Nieman and Harrington Investments, Inc. We also have received letters on the proponents' behalf dated January 5, 2017, January 8, 2017, January 10, 2017 and January 17, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 25, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 3, 2017

The proposal requests that the board adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors.

There appears to be some basis for your view that Alaska Air may exclude the proposal under rule 14a-8(i)(7), as relating to Alaska Air's ordinary business operations. In this regard, we note that the proposal relates to the determination of whether to hold annual meetings in person. Accordingly, we will not recommend enforcement action to the Commission if Alaska Air omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 17, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Alaska Air Group, Inc. (ALK)
In-Person Shareholder Meetings
Steve Nieman

Ladies and Gentlemen:

This is in regard to the January 3, 2017 no-action request.

Just as shareholders can ask companies, that lag on environmental issues, to issue a hard copy environmental report on a regular basis, shareholder should be able to ask companies, that lag their peers consistently on economic performance, to discuss economic performance on a regular basis via an in-person shareholder meeting with a hard copy transcript for shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

There will be additional rebuttal.

Sincerely,



John Chevedden

cc: Steve Nieman
John Harrington

Shannon Alberts <Shannon.Alberts@AlaskaAir.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 10, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Alaska Air Group, Inc. (ALK)
In-Person Shareholder Meetings
Steve Nieman

Ladies and Gentlemen:

This is in regard to the January 3, 2017 no-action request.

Attached is an example of the secrecy in regard to the company 2016 cloud meeting.
The company refuses to answer questions about its 2016 cloud meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

There will be additional rebuttal.

Sincerely,



John Chevedden

cc: Steve Nieman
John Harrington

Shannon Alberts <Shannon.Alberts@AlaskaAir.com>

------ Forwarded Message
From: John Chevedden***FISMA & OMB MEMORANDUM M-07-16***
Date: Sun, 11 Dec 2016 20:27:56 -0800
To: Shannon Alberts <Shannon.Alberts@AlaskaAir.com>
Subject: 2016 Virtual Meeting (ALK)

Dear Ms. Alberts,
In regard to the 2016 Alaska Air virtual annual meeting, can you advise:
The number of shareholder attendees
The number of director attendees
The number of management attendees
The number of separate questions asked by shareholders
The number of separate answers by management
The number of media attendees
Any media coverage?
The cost

Thank you.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Alaska Air Group, Inc. (ALK)
In-Person Shareholder Meetings
Steve Nieman

Ladies and Gentlemen:

This is in regard to the January 3, 2017 no-action request.

The company has not provided any precedent of a company excluding a rule14a-8 proposal on publishing a report for shareholders on an important topic on the grounds that such a report would interfere with a company's communication with its shareholders (in reference to the first sentence of the second block of text on page 6 – interference with "company communication with stockholders").

How can the company then claim that an in-person annual meeting proposal can be excluded on the grounds of a purported interference with "company communication with stockholders"?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

There will be additional rebuttal.

Sincerely,



John Chevedden

cc: Steve Nieman
John Harrington

Shannon Alberts <Shannon.Alberts@AlaskaAir.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Alaska Air Group, Inc. (ALK)
In-Person Shareholder Meetings
Steve Nieman

Ladies and Gentlemen:

This is in regard to the January 3, 2017 no-action request.

This proposal concerns the ability of a company to not have a location for its annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

There will be additional rebuttal.

Sincerely,



John Chevedden

cc: Steve Nieman
John Harrington

Shannon Alberts <Shannon.Alberts@AlaskaAir.com>

[ALK: Rule 14a-8 Proposal, November 30, 2016]
[This line and any line above it – *Not* for publication.]
Proposal [4] – In-Person Shareholder Meetings

RESOLVED: Shareholders request that our Board adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors.

Our management has adopted procedures allowing it to discontinue a Corporate America tradition – a physical stockholders meeting and "substitute" a virtual meeting – a fundamental change in the way management and shareholders relate.

Internet-only meetings should not be substituted for traditional in-person annual meetings. The tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings could allow company management to control the questions and concerns that are heard and manipulate the exchanges between shareowners and management. Face-to-face annual meetings allow for an unfiltered dialogue between shareholders and management. The Council of Institutional Investors, a coalition of America's largest pension funds with portfolios exceeding $3 trillion, adopted a corporate governance guidelines stating, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, in-person annual meetings are needed for these reasons:

- Annual meetings are one of the few opportunities for top management and the Board to interact directly, face-to-face, with a cross-section of their shareholders.

- Annual meetings provide for direct questions to be posed to the Chair of the Audit, Compensation or Governance Committees of the Board.

- While some underperforming managers can argue that eliminating face-to-face annual meetings can reduce costs, the investment in creating a physical space for shareholder meetings is money well spent.

- Dumping in-person meetings creates a "slippery slope" to encourage the management of other companies to insulate themselves from shareholders. Imagine a CEO who wanted to downplay investor frustration over outrageous executive pay, dismal business decisions or questionable environmental practices.

- "Virtual" on-line meetings would be a harmful way to insulate management from shareholder interaction or to portray any opposition as trivial. Imagine if Wells Fargo had a virtual meeting after dumping CEO John Stumpf and investors wanted to attend an in-person meeting to discuss the recent fraud and steps to insure it didn't happen again.

- In addition, if there was a major crisis with a company, a merger being proposed or a significant shareholder proposal, investors would want an in person stockholder meeting.

Please vote to maintain shareholder value:

In-Person Shareholder Meetings – Proposal [4]
[The above line – *Is* for publication.]



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEW YORK

610 Newport Center Drive, 17th Floor
Newport Beach, California 92660-6429

TELEPHONE (949) 823-6900
FACSIMILE (949) 823-6994
www.omm.com

SAN FRANCISCO
SEOUL
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

OUR FILE NUMBER
11,140-14

WRITER'S DIRECT DIAL
(949) 823-7968

WRITER'S E-MAIL ADDRESS
sheyduk@omm.com

January 3, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group, Inc.
Shareholder Proposal of Steve Nieman
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client, Alaska Air Group, Inc., a Delaware corporation (the "Company"), which requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the enclosed shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") submitted by Steve Nieman, as lead filer, and Harrington Investments, Inc., as a co-filer (collectively, the "Proponents"), from the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "2017 Proxy Materials"). Mr. Nieman has authorized John Chevedden and/or his designee to act on his behalf with respect to the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

A copy of the Proposal and Supporting Statement and the Proponents' cover letters submitting the Proposal are attached hereto as Exhibit A. Copies of other correspondence with the Proponents regarding the Proposal are attached hereto as Exhibit B. The Company has not received any other correspondence from the Proponents relating to the Proposal.

Pursuant to the guidance provided in Section F of *Staff Legal Bulletin No. 14F* (October 18, 2011), we ask that the Staff provide its response to this request to Shelly Heyduk, on behalf of the Company, at sheyduk@omm.com, and to the Proponents by email to John Chevedden, on behalf of Steve Nieman, at olmsted7p@earthlink.net, and to John Harrington, President of Harrington Investments, Inc., via facsimile at (707) 257-7923 and by email to brianna@harringtoninvestments.com.

I. SUMMARY OF THE PROPOSAL

On November 30, 2016, the Company received separate emails from each of Mr. Nieman and Harrington Investments, Inc. containing the Proposal and Supporting Statement for inclusion in the Company's 2017 Proxy Materials. Harrington Investments, Inc. identified itself as a co-filer of the Proposal, with Mr. Nieman acting as the lead filer. The Proposal requests that the Company's Board of Directors (the "Board") adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors. *See* Exhibit A.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion

As discussed more fully below, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating to the Company's Ordinary Business Operations

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word." Instead, the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the "ordinary business" exception is to "confine the resolution of ordinary business problems to management and the Board of Directors, since it is impracticable for shareholders to decide how to solve such problems at any annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As discussed below, the Proposal relates to the Company's determination of whether to hold annual meetings in-person, the location of the Company's annual meetings and the conduct of annual meetings through the manner and mode by which the Company communicates with its stockholders. These are issues that are fundamental to management's ability to run the Company and which involve a consideration of complex factors that would be impracticable for stockholders to decide. As such, the Proposal may be omitted under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

The Proposal requests that the Company's Board "adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors." The Proposal's request is precisely the type of issue that the ordinary business exclusion is designed to remove from stockholder decision-making as the Company would be better served by its management and Board engaging in a focused and informed analysis with respect to the matter. Until its annual meeting of stockholders held in 2016, the Company held all of its annual meetings in-person, and in recent years held those meeting in either the State of Washington or the State of Alaska. In 2016, the Company determined to hold its annual meeting of stockholders for the first time virtually via live webcast. The Company's virtual-only annual meeting was held in much the same way as in-person annual meetings, but with greater accessibility and availability to stockholders around the world who were not previously able to attend. Virtual-only meetings, like in-person meetings, provide a platform for stockholders to engage with management during the meeting through a question and answer session. Proposals and other stockholder matters are voted on by attendees. Management also provides a presentation to stockholders in attendance regarding recent company developments, and stockholders are given an opportunity to submit questions to the Company through a shareholder platform in advance of the meeting and on a live, real-time basis during the meeting. A replay of the meeting is made publicly available online, and all questions and responses during the meeting are accessible online following the meeting. Accordingly, stockholders who were unable to attend the meeting, as well as non-stockholders, have the benefit of replaying the meeting after the fact to learn what matters were raised and addressed.

In determining whether to hold its annual meeting at a physical location on an in-person basis (an "in-person" annual meeting) as opposed to holding its annual meeting solely by electronic means (a "virtual-only" or "electronic" annual meeting), the Company considered, among other factors, the costs of both an electronic and an in-person meeting, security concerns, the ability of stockholders to access and participate in electronic meetings and/or attend in-person meetings, the likelihood that a stockholder would choose to access an electronic meeting and/or attend an in-person meeting and the technological capabilities necessary to hold an effective electronic meeting. The "[stockholders], as a group [are not] in a position to make an informed judgment" on this matter. Exchange Act Release No. 40018 (May 21, 1998). Rather, the Company's management is better equipped to consider and weigh all applicable factors and make an informed judgment about where and how its annual meeting should be conducted. Given the complexities involved, the Staff has repeatedly concurred in the omission under Rule 14a-8(i)(7) of proposals relating to whether to hold annual meetings in-person, the location and conduct of the Company's annual meetings and the Company's communications with stockholders, agreeing that these decisions are best left to a company's management and directors because they are areas that are fundamental to the day-to-day operations of the Company.

For example, the Staff has taken a no-action position concerning a company's omission of a stockholder proposal that was nearly identical to the Proposal. In EMC Corp. (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a proposal "request[ing] that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies [sic] accordingly, and make this policy available publicly to investors" on the basis that the proposal "relat[ed] to EMC's ordinary business operations (i.e., the determination whether to continue to hold annual meetings in-person)." Consistent with the Staff's position in EMC Corp., the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it relates to the determination of whether to hold annual meetings in-person.

Proposals Seeking to Determine the Location of an Annual Meeting May Be Excluded Under Rule 14a-8(i)(7)

Pursuant to Delaware corporate law, the Company's Board is authorized to determine the location of each annual meeting of stockholders, which may be "at a place" or by means of remote communication in accordance with applicable provisions of the Delaware General Corporation Law. As such, the Proposal is also similar to and involves the same issues as proposals seeking to determine the location of annual meetings. These issues include, among other things, the costs associated with alternative locations for an annual meeting, the ability of stockholders to access and participate in the annual meeting, means of conducting the meeting, including rules of procedure and agenda, and the likelihood that stockholders will access and participate in the annual meeting. On numerous occasions, and on a consistent basis, the Staff has concurred in the omission under Rule 14a-8(i)(7) of proposals relating to the determination of the location of a company's annual meeting. *See, e.g., Ford Motor Co.* (avail. Jan. 2, 2008) (concurring in omission of a proposal requiring that the company hold its annual meeting in the Dearborn, Michigan area since the proposal related to the company's "ordinary business operations (i.e., the location of Ford's annual meetings)"); *Raytheon Co.* (avail. Jan. 19, 2006) (concurring in the omission of a proposal requiring the company's annual meeting be held within 25 miles of its corporate headquarters because the proposal sought to determine the location of the company's annual meetings); *The Gillette Co.* (avail. Feb. 4, 2004) (concurring that the proposal may be excluded under Rule 14a-8(i)(7) "as relating to the company's ordinary business operations" where the proposal suggested that all company annual meetings be held in Andover, Massachusetts); *J.P. Morgan Chase & Co.* (avail. Feb. 5, 2003) (concurring in the omission of a proposal requesting that the company's annual meeting be held at least every second year in New York City and that all annual meetings be readily accessible to public transportation, since the proposal sought to determine the location of the meetings); *Bank of*

America Corp. (avail. Jan. 10, 2003) (concurring in the omission of a proposal mandating that the company's next annual meeting be held in Los Angeles, California); *Verizon Communications Inc. (Reinisch)* (avail. Jan. 9, 2003) (concurring in the omission of a proposal requiring that the company's annual meeting be held at least every other year in New York City in a location easily accessible by public transportation); *Verizon Communications Inc*. (avail. Feb. 25, 2002) (concurring in the omission of a proposal recommending that the company's annual meeting be held in certain geographic areas); *Edison International Southern California Edison Co.* (avail. Jan. 30, 2001) (concurring in the omission of a proposal requesting that all annual meetings be held within the company's service territory); and *PG&E Corp.* (avail. Jan. 12, 2001) (concurring in the omission of a proposal requesting that the company's annual meetings be held at the company's headquarters in the city of San Francisco at least two years out of every three-year period).

Proposals Regulating the Conduct of an Annual Meeting Through the Manner or Mode of Communication May Be Excluded Under Rule 14a-8(i)(7)

The Proposal relates to, and attempts to regulate, the conduct of the annual meeting by dictating the manner (i.e., in-person versus virtually) in which the Company can communicate with its stockholders at the annual meeting. The Staff has routinely permitted the omission under Rule 14a-8(i)(7) of proposals seeking to oversee the conduct of a company's annual meeting, and specifically the manner of communicating with stockholders at the meeting, as relating to a company's ordinary business. *See, e.g., Servotronics, Inc.* (avail. Feb. 19, 2015) (concurring in the omission of a proposal "concerning the conduct of shareholder meetings" where the proposal requested that "a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings"); *Mattel, Inc.* (avail. Jan. 14, 2014) (concurring in the omission of a proposal requesting that the chairman "answer with accuracy the questions asked by shareholders at the Annual Meeting"); *Citigroup Inc.* (avail. Feb. 7, 2013) (concurring in the omission of a proposal requesting "a reasonable amount of time before and after the annual meeting for shareholder dialogue" with directors); *Bank of America Corp.* (avail. Dec. 22, 2009) (concurring in the omission of a proposal recommending that all stockholders be entitled to attend and speak at all annual meetings because "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a- 8(i)(7)"); *Bank of America Corp. (Slaton)* (avail. Feb. 16, 2006) (concurring in the omission of a proposal requesting that all stockholders be entitled to attend and speak at all annual meetings); *Exxon Mobil Corp.* (avail. Mar. 2, 2005) (concurring in the omission of a proposal seeking to set aside time at each annual meeting for stockholders to ask questions and receive replies directly from non-employee directors); and *Citigroup Inc.* (avail. Jan. 14, 2004) (concurring in the omission of a proposal seeking to prescribe, among other things, the amount of time each stockholder may speak and when such speaker may ask a follow-up question).

In addition, the Staff has consistently agreed that proposals relating to the webcast and use of electronic media and communications technology to record and conduct annual meetings may be excluded under Rule 14a-8(i)(7) as relating to the ordinary business of conducting annual meetings. *See, e.g., Con-way, Inc.* (avail. Jan. 22, 2009) (concurring in the omission of a proposal requesting that the company broadcast future annual meetings over the Internet using webcast technology, since the proposal involved "shareholder relations and the conduct of annual meetings"); *Northeast Utilities* (avail. Mar. 3, 2008) (concurring in the omission of a proposal requesting, among other things, that the company allow stockholder voting to be conducted by electronic means); *Commonwealth Energy Corp.* (avail. Nov. 15, 2002) (concurring in the omission of a proposal requesting that, among other things, the company make audio or video recordings of its annual meetings); and *Irvine Sensors Corp.* (avail. Jan. 2, 2001) (concurring in the omission of a proposal requesting that the company webcast its annual meetings since the proposal related to "procedures for establishing regular communications and updates with shareholders"). Similarly, the Proposal, which seeks to limit the use of electronic media and communications technologies by mandating in-person annual meetings, may be excluded from the Company's 2017 Proxy Materials because it relates to the ordinary business of conducting the Company's annual meeting.

More broadly, the Proposal also involves the same issues as those raised by other proposals that attempt to interfere with company communications with stockholders. In general, how a company communicates with its stockholders involves a complex consideration of effectiveness, investor relations considerations and associated costs — all of which the Board and management are able to consider more thoroughly than the stockholders. These factors have as much relevance in the context of how to communicate with stockholders at an annual meeting (i.e., in-person versus virtually) as in other circumstances involving stockholder communications. The Staff has consistently concurred with the omission under Rule 14a-8(i)(7) of proposals relating to the communication of companies with their stockholders. *See, e.g., Peregrine Pharmaceuticals, Inc.* (avail. Jul. 16, 2013) (concurring in the omission of a proposal requesting that management respond to stockholder questions on public company conference calls because the proposal related to "the ability of shareholders to communicate with management"); *Ford Motor Co.* (avail. Mar. 1, 2010) (concurring in the omission of a proposal relating to how the company distributes restated financial statements to stockholders since "[p]roposals concerning the methods used by a company to distribute or present information to its shareholders are generally excludable under rule 14a- 8(i)(7)"); *Ford Motor Co.* (avail. Feb. 12, 2008) (concurring in the omission of a proposal seeking the distribution of the directors' direct mailing addresses to stockholders). The same rationale applies to communications by a company with its stockholders at annual meetings. The Staff has concurred with the omission under Rule 14a-8(i)(7) of proposals seeking to regulate communications with stockholders at annual meetings. *See, e.g., Servotronics, Inc.* (avail. Feb. 19, 2015) (concurring in the omission of a proposal requesting "a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings"); and *Citigroup Inc.* (avail. Feb. 7, 2013) (concurring in the omission of a proposal requesting "a reasonable amount of time before and after the annual meeting for shareholder dialogue" with directors).

Consistent with the litany of no-action letters described above, the Company's decision whether to hold an in-person annual meeting or a virtual-only annual meeting requires an assessment of complex factors involving fundamental, day-to-day matters that the Company's management and its directors are uniquely suited to evaluate on an informed basis. Because stockholders, as a group, do not have the same knowledge of the Company with respect these factors, it would be impracticable for the Company's stockholders to make an informed judgment with respect to the Proposal.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (949) 823-7968.

Sincerely,



Shelly A. Heyduk
of O'MELVENY & MYERS LLP

Attachments

cc: Mr. Steve Nieman
Mr. John Chevedden
Mr. John Harrington, Harrington Investments, Inc.
Ms. Jennifer Thompson, Alaska Air Group, Inc.
Ms. Shannon Alberts, Alaska Air Group, Inc.

Exhibit A

See attached.

Submission from Steve Nieman

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, November 30, 2016 11:44 AM
To: Shannon Alberts
Cc: Celia Watkins; Jeanne Gammon; Kyle Levine
Subject: Rule 14a-8 Proposal (ALK)``
Attachments: CCE30112016_7.pdf

Dear Ms. Alberts,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Steve Nieman

FISMA & OMB MEMORANDUM M-07-16

Ms. Shannon Alberts
Corporate Secretary
Alaska Air Group, Inc. (ALK)
19300 International Blvd.
Seattle, WA 98188
Phone: 206-392-5040
PH: 206-392-5102
FX: 206-392-5807

Dear Ms. Alberts,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB MEMORANDUM M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

Steve Nieman | 11-30-16
Steve Nieman | Date

cc: Celia Watkins <Celia.Watkins@AlaskaAir.com>
PH: 206-431-7218
FX: 302-636-5454
Jeanne Gammon <Jeanne.Gammon@AlaskaAir.com>
Kyle Levine <kyle.levine@alaskaair.com>

[ALK: Rule 14a-8 Proposal, November 30, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – In-Person Shareholder Meetings

RESOLVED: Shareholders request that our Board adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors.

Our management has adopted procedures allowing it to discontinue a Corporate America tradition – a physical stockholders meeting and "substitute" a virtual meeting – a fundamental change in the way management and shareholders relate.

Internet-only meetings should not be substituted for traditional in-person annual meetings. The tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings could allow company management to control the questions and concerns that are heard and manipulate the exchanges between shareowners and management. Face-to-face annual meetings allow for an unfiltered dialogue between shareholders and management. The Council of Institutional Investors, a coalition of America's largest pension funds with portfolios exceeding $3 trillion, adopted a corporate governance guidelines stating, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, in-person annual meetings are needed for these reasons:

- Annual meetings are one of the few opportunities for top management and the Board to interact directly, face-to-face, with a cross-section of their shareholders.

- Annual meetings provide for direct questions to be posed to the Chair of the Audit, Compensation or Governance Committees of the Board.

- While some underperforming managers can argue that eliminating face-to-face annual meetings can reduce costs, the investment in creating a physical space for shareholder meetings is money well spent.

- Dumping in-person meetings creates a "slippery slope" to encourage the management of other companies to insulate themselves from shareholders. Imagine a CEO who wanted to downplay investor frustration over outrageous executive pay, dismal business decisions or questionable environmental practices.

- "Virtual" on-line meetings would be a harmful way to insulate management from shareholder interaction or to portray any opposition as trivial. Imagine if Wells Fargo had a virtual meeting after dumping CEO John Stumpf and investors wanted to attend an in-person meeting to discuss the recent fraud and steps to insure it didn't happen again.

- In addition, if there was a major crisis with a company, a merger being proposed or a significant shareholder proposal, investors would want an in person stockholder meeting.

Please vote to maintain shareholder value:

In-Person Shareholder Meetings – Proposal [4]

[The above line – *Is* for publication.]

Steve Nieman sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDUM M-07-16

From: Shannon Alberts <Shannon.Alberts@AlaskaAir.com>
Sent: Wednesday, November 30, 2016 12:17 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: Kyle Levine; Jennifer Thompson; Jeanne Gammon; Celia Watkins
Subject: RE: Rule 14a-8 Proposal (ALK)``

Dear Mr. Nieman:

We have received your proposal regarding “In-Person Shareholder Meetings.” We will review it and let you know by December 14 if we find any discrepancies or procedural requirements that need to be addressed.

Regards,
Shannon Alberts
Corporate Secretary
Alaska Air Group, Inc.

FISMA & OMB MEMORANDUM M-07-16
From: [mailto:***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, November 30, 2016 11:44 AM
To: Shannon Alberts <Shannon.Alberts@AlaskaAir.com>
Cc: Celia Watkins <Celia.Watkins@AlaskaAir.com>; Jeanne Gammon <Jeanne.Gammon@AlaskaAir.com>; Kyle Levine <kyle.levine@alaskaair.com>
Subject: Rule 14a-8 Proposal (ALK)``

Dear Ms. Alberts,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Submission from Harrington Investments, Inc.

From: Brianna Harrington <brianna@harringtoninvestments.com>
Sent: Wednesday, November 30, 2016 6:51 PM
To: Shannon Alberts
Cc: Celia Watkins; Jeanne Gammon; Kyle Levine
Subject: Shareholder Proposals
Attachments: ALK Co-file Ltr Signed.pdf; ALK Schwab Signed POO.pdf; Chevedden ALK.pdf; Nieman ALK.pdf

Importance: High

Good evening,

This email is to submit notification of Harrington Investments, Inc. acting as co-filer on 2 different shareholder proposals for the Alaska Air Group, Inc. 2017 meeting of shareholders. Attached is our formal file letter, proof of ownership of ALK stock, and copies of the 2 proposals.

Please confirm your receipt.

Thank you.

Brianna Harrington
Research Analyst
Harrington Investments Inc.
1001 2nd Street Suite 325
Napa, CA 94559
Tel: 707-252-6166 or 800-788-0154
Fax: 707-257-7923
http://harringtoninvestments.com/


HARRINGTON
INVESTMENTS, INC.

November 30, 2016

Shannon Alberts
Corporate Secretary
Alaska Air Group, Inc.
19300 International Blvd.
Seattle, WA 98188

RE: Shareholder Proposal

Dear Corporate Secretary,

As a shareholder in Alaska Air Group, Inc., I, representing Harrington Investments, Inc. (HII), am co-filing two enclosed shareholder resolutions pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in the Alaska Air Group, Inc. Proxy Statement for the 2017 annual meeting of shareholders.

For these proposals, Mr. Steve Nieman will act as the lead filer on one, Mr. John Chevedden as the lead filer on the other, and HII will act as a co-filer to both. Each proposal will indicate the particular lead filer.

HII is the beneficial owner of at least $2,000 worth of Alaska Air Group, Inc. stock. HII has held the requisite number of shares for over one year, and plan to hold sufficient shares in Alaska Air Group, Inc. through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. Representatives of the lead filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you would like to discuss the proposals, please contact either Steve Nieman or John Chevedden. If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,



John C. Harrington

President
Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM



Steve Nieman

FISMA & OMB MEMORANDUM M-07-16

Ms. Shannon Alberts
Corporate Secretary
Alaska Air Group, Inc. (ALK)
19300 International Blvd.
Seattle, WA 98188
Phone: 206-392-5040
PH: 206-392-5102
FX: 206-392-5807

Dear Ms. Alberts,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
at:
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,
Steve Nieman　　　11-30-16
Steve Nieman　　　Date

cc: Celia Watkins <Celia.Watkins@AlaskaAir.com>
PH: 206-431-7218
FX: 302-636-5454
Jeanne Gammon <Jeanne.Gammon@AlaskaAir.com>
Kyle Levine <kyle.levine@alaskaair.com>

[ALK: Rule 14a-8 Proposal, November 30, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – In-Person Shareholder Meetings

RESOLVED: Shareholders request that our Board adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors.

Our management has adopted procedures allowing it to discontinue a Corporate America tradition – a physical stockholders meeting and "substitute" a virtual meeting – a fundamental change in the way management and shareholders relate.

Internet-only meetings should not be substituted for traditional in-person annual meetings. The tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings could allow company management to control the questions and concerns that are heard and manipulate the exchanges between shareowners and management. Face-to-face annual meetings allow for an unfiltered dialogue between shareholders and management. The Council of Institutional Investors, a coalition of America's largest pension funds with portfolios exceeding $3 trillion, adopted a corporate governance guidelines stating, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, in-person annual meetings are needed for these reasons:

- Annual meetings are one of the few opportunities for top management and the Board to interact directly, face-to-face, with a cross-section of their shareholders.

- Annual meetings provide for direct questions to be posed to the Chair of the Audit, Compensation or Governance Committees of the Board.

- While some underperforming managers can argue that eliminating face-to-face annual meetings can reduce costs, the investment in creating a physical space for shareholder meetings is money well spent.

- Dumping in-person meetings creates a "slippery slope" to encourage the management of other companies to insulate themselves from shareholders. Imagine a CEO who wanted to downplay investor frustration over outrageous executive pay, dismal business decisions or questionable environmental practices.

- "Virtual" on-line meetings would be a harmful way to insulate management from shareholder interaction or to portray any opposition as trivial. Imagine if Wells Fargo had a virtual meeting after dumping CEO John Stumpf and investors wanted to attend an in-person meeting to discuss the recent fraud and steps to insure it didn't happen again.

- In addition, if there was a major crisis with a company, a merger being proposed or a significant shareholder proposal, investors would want an in person stockholder meeting.

Please vote to maintain shareholder value:

In-Person Shareholder Meetings – Proposal [4]

[The above line – *Is* for publication.]

Steve Nieman sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDUM M-07-16

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

Ms. Shannon Alberts
Corporate Secretary
Alaska Air Group, Inc. (ALK)
19300 International Blvd.
Seattle, WA 98188
Phone: 206-392-5040
PH: 206-392-5102
FX: 206-392-5807

Dear Ms. Alberts,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



John Chevedden



Date

cc: Celia Watkins <Celia.Watkins@AlaskaAir.com>
PH: 206-431-7218
FX: 302-636-5454
Jeanne Gammon <Jeanne.Gammon@AlaskaAir.com>
Kyle Levine <kyle.levine@alaskaair.com>

[ALK – Rule 14a-8 Proposal, November 30, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because we do not have an independent Chairman of the Board. Our CEO, Bradley Tilden reports to our Chairman, Bradley Tilden. This was the same arrangement that Wells Fargo had until it dumped John Stumpf after millions of lucrative fake accounts were opened for Wells Fargo customers under his watch.

Plus our Lead Director, Phyllis Campbell has 14-years long tenure on our Board which can make her think like an insider. And Ms. Campbell does not bring a fresh perspective from any recent directorship at another large company.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16


charles
SCHWAB

Advisor Services

PO BOX 982603
EL PASO, TX 79998

November 30, 2016

Shannon Alberts
Corporate Secretary
Alaska Air Group, Inc.
19300 International Blvd.
Seattle, WA 98188

RE: Account XXXX ***FISMA & OMB MEMORANDUM M-07-16***
Harrington Investments, Inc.

Dear Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. account and which holds in the account 100 shares of common stock in Alaska Air Group, Inc. These shares have been held continuously for at least one year prior to and including November 30, 2016.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Melanie Salazar
Advisor Services
Charles Schwab & Co. Inc.

From: Shannon Alberts <Shannon.Alberts@AlaskaAir.com>
Sent: Thursday, December 01, 2016 11:11 AM
To: Brianna Harrington
Cc: Jennifer Thompson; Jeanne Gammon
Subject: RE: Shareholder Proposals

Dear Ms. Harrington:

We have received your email notification that Harrington Investments, Inc. is acting as co-filer for two separate shareholder proposals for Alaska Air Group's 2017 annual shareholders meeting: "In-Person Shareholder Meetings" (filed by Mr. Steve Nieman) and "Shareholder Proxy Access Reform" (filed by Mr. John Chevedden). We also received your formal file letter, proof of Harrington's ownership of Alaska Air Group stock, and copies of the two proposals referenced above.

Regards,
Shannon Alberts
Corporate Secretary
Alaska Air Group, Inc.

From: Brianna Harrington [mailto:brianna@harringtoninvestments.com]
Sent: Wednesday, November 30, 2016 6:51 PM
To: Shannon Alberts <Shannon.Alberts@AlaskaAir.com>
Cc: Celia Watkins <Celia.Watkins@AlaskaAir.com>; Jeanne Gammon <Jeanne.Gammon@AlaskaAir.com>; Kyle Levine <kyle.levine@alaskaair.com>
Subject: Shareholder Proposals
Importance: High

Good evening,

This email is to submit notification of Harrington Investments, Inc. acting as co-filer on 2 different shareholder proposals for the Alaska Air Group, Inc. 2017 meeting of shareholders. Attached is our formal file letter, proof of ownership of ALK stock, and copies of the 2 proposals.

Please confirm your receipt.

Thank you.

____

Brianna Harrington
Research Analyst
Harrington Investments Inc.
1001 2nd Street Suite 325
Napa, CA 94559
Tel: 707-252-6166 or 800-788-0154
Fax: 707-257-7923

http://harringtoninvestments.com/
This email message is: **CONFIDENTIAL**

Exhibit B

See attached



December 12, 2016

Via Mail

John C. Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, California 94559

Re: *Rule 14a-8 Proposal (ALK)*

Dear Mr. Harrington:

We received your letter, dated November 30, 2016, indicating that you are co-filing two proposals separately submitted for inclusion in the proxy materials for the 2017 annual meeting of stockholders of Alaska Air Group, Inc. (the "Company"). The first proposal, entitled "Proposal [4] – Shareholder Proxy Access Reform" was submitted by John Chevedden and was received by the Company on November 30, 2016, and the second proposal, entitled "Proposal [4] – In Person Shareholder Meetings," was submitted by Steve Nieman and was received by the Company on November 30, 2016.

Rule 14a-8 under the Securities Exchange Act of 1934, as amended, sets forth certain eligibility and procedural requirements that must be satisfied for a stockholder to submit a proposal for inclusion in a company's proxy materials. In accordance with Rule 14a-8(f) (Question 6), we hereby notify you of the following eligibility and procedural deficiency relating to your letter:

1. Rule 14a-8(c) (Question 3) precludes any one stockholder from submitting more than one proposal to a company for a particular stockholders' meeting. You have indicated that you are a co-filer for two distinct proposals for the same annual meeting of stockholders. Since you are only eligible to file one proposal for inclusion in the Company's proxy materials for its 2017 annual meeting of stockholders, you are required under Rule 14a-8 to select one proposal to co-file and to be considered for inclusion in the Company's proxy materials.

To be an eligible co-filer of a proposal for inclusion in the Company's proxy materials for its 2017 annual meeting of stockholders, the rules of the Securities and Exchange Commission require that a response to this letter, correcting all eligibility and procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me by email at shannon.alberts@alaskaair.com.

PO Box 68900, Seattle, WA 98168
P 206.433.3200

Please note that the request in this letter is without prejudice to any other rights that the Company may have to exclude either of the two proposals from its proxy materials on any other grounds permitted by Rule 14a-8.

For your reference, please find enclosed a copy of SEC Rule 14a-8. If you have any questions with respect to the foregoing, please contact me.

Very truly yours,



Shannon Alberts
Corporate Secretary

Enclosures:
Rule 14a-8 under the Securities Exchange Act of 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual

meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

From: Shannon Alberts <Shannon.Alberts@AlaskaAir.com>
Sent: Tuesday, January 03, 2017 11:26 AM
To: Jennifer Thompson
Subject: FW: Rule 14a-8 Proposal (ALK)
Attachments: ALK resp. Ltr email signed.pdf

Importance: High

From: Brianna Harrington [mailto:brianna@harringtoninvestments.com]
Sent: Tuesday, December 13, 2016 1:09 PM
To: Shannon Alberts <Shannon.Alberts@AlaskaAir.com>
Subject: RE: Rule 14a-8 Proposal (ALK)
Importance: High

Good afternoon, Ms. Alberts,

Please see the attached letter and please confirm receipt. Thank you!

Brianna Harrington
Research Analyst
Harrington Investments Inc.
1001 2nd Street Suite 325
Napa, CA 94559
Tel: 707-252-6166 or 800-788-0154
Fax: 707-257-7923
http://harringtoninvestments.com/


HARRINGTON
INVESTMENTS, INC.

December 13, 2016

Via – Email: Shannon.alberts@alaskaair.com

Shannon Alberts
Corporate Secretary
Alaska Air Group, Inc.
19300 International Blvd.
Seattle, WA 98188

RE: Rule 14a-8 Proposal (ALK)

Dear Ms. Alberts,

Thank you for your letter dated December 12, 2016. Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934(c) (Question 3) which precludes any one stockholder from filing or co-filing more than one proposal for a particular meeting, I have decided to co-file the proposal submitted by Mr. Steve Nieman, entitled "Proposal [4] – In Person Shareholder Meetings".

I can be contacted at (707) 252-6166 for any further questions.

Sincerely,

John C. Harrington

President, Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM



